東方有色集團有限公司
ONFEM HOLDINGS LIMITED

11th April, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

BY AIRMAIL

SEC FILE NO. 82-3735

Dear Sirs,

Re: ONFEM Holdings Limited (the "Company")
- Information furnished pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934 (the "Act")

In order to maintain the Company's exemption from Section 12(g) of the Act pursuant to Rule 12g(3)-2(b) under the Act, we submit herewith two copies of an announcement of the Company dated 10th April, 2002.

The enclosed documents that are in Chinese substantially restate the information appearing elsewhere in English.

Yours faithfully,
For and on behalf of
ONFEM HOLDINGS LIMITED

Eva Siu
Enclosures

香港九龍尖沙咀漆咸道南79號中國五礦大廈11樓 電話：2613 6363 傳真：2581 9823
11/F., CHINA MINMETALS TOWER, 79 CHATHAM ROAD SOUTH, TSIMSHATSUI, KOWLOON, HONG KONG TEL : 2613 6363 FAX : 2581 9823

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company" together with its subsidiaries, the "Group") wishes to announce that the Company was informed by China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK"), the controlling shareholder of the Company, that at a hearing of CNMGHK's application for appointment of provisional liquidators today, the Court ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co. be appointed with immediate effect as the provisional liquidators of CNMGHK (the "Appointment").

As at the date of this announcement, the Company is not aware that the Appointment has any material adverse impact on the Company's financial and operational position. Notwithstanding the Appointment, the Company intends to continue the normal operation of the Group's business and activities. The Company will endeavour to contact the provisional liquidators of CNMGHK as soon as practicable with a view to requesting the provisional liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The Board of Directors of ONFEM Holdings Limited (the "Company" together with its subsidiaries, the "Group") wishes to announce that the Company was informed by China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK") that CNMGHK applied to the High Court of the Hong Kong Special Administrative Region (the "Court") for the appointment of provisional liquidators of CNMGHK and the hearing of CNMGHK's application was heard this morning. The Court ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co. be appointed with immediate effect as provisional liquidators of CNMGHK (the "Appointment").

CNMGHK is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

As at the date of this announcement, the Company is not aware that the Appointment has any material adverse impact on the Company's financial and operational position. Notwithstanding the Appointment, the Company intends to continue the normal operation of the Group's business and activities. The Company will endeavour to contact the provisional liquidators of CNMGHK as soon as practicable with a view to requesting the provisional liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

The Company will keep shareholders and potential investors informed of the progress of this matter and make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 10th April, 2002

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ONFEM HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

ANNOUNCEMENT

The Board of Directors of ONFEM Holdings Limited (the "Company" together with its subsidiaries, the "Group") wishes to announce that the Company was informed by China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK"), the controlling shareholder of the Company, that at a hearing of CNMGHK's application for appointment of provisional liquidators today, the Court ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co. be appointed with immediate effect as the provisional liquidators of CNMGHK (the "Appointment").

As at the date of this announcement, the Company is not aware that the Appointment has any material adverse impact on the Company's financial and operational position. Notwithstanding the Appointment, the Company intends to continue the normal operation of the Group's business and activities. The Company will endeavour to contact the provisional liquidators of CNMGHK as soon as practicable with a view to requesting the provisional liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

The Board of Directors of ONFEM Holdings Limited (the "Company" together with its subsidiaries, the "Group") wishes to announce that the Company was informed by China Nonferrous Metals Group (Hong Kong) Limited ("CNMGHK") that CNMGHK applied to the High Court of the Hong Kong Special Administrative Region (the "Court") for the appointment of provisional liquidators of CNMGHK and the hearing of CNMGHK's application was heard this morning. The Court ordered that John Lees and Desmond Chiong, principals of Ferrier Hodgson & Co. be appointed with immediate effect as provisional liquidators of CNMGHK (the "Appointment").

CNMGHK is the Company's controlling shareholder and has an attributable interest of approximately 53.87% in the issued share capital of the Company.

As at the date of this announcement, the Company is not aware that the Appointment has any material adverse impact on the Company's financial and operational position. Notwithstanding the Appointment, the Company intends to continue the normal operation of the Group's business and activities. The Company will endeavour to contact the provisional liquidators of CNMGHK as soon as practicable with a view to requesting the provisional liquidators to keep the Company informed of any material development of CNMGHK which may have an impact on the Company.

The Company will keep shareholders and potential investors informed of the progress of this matter and make further announcement when there is further material development.

Shareholders of the Company and investors should exercise caution when dealing in the shares of the Company.

By Order of the Board
Wang Xingdong
Managing Director

Hong Kong, 10th April, 2002

ONFEM HOLDINGS LIMITED
（東方有色集團有限公司）

（於百慕達註冊成立之有限公司）

公佈

東方有色集團有限公司（「本公司」連同其附屬公司統稱「本集團」）董事會謹此公佈，本公司接獲本公司之控股股東 — 中國有色金屬（香港）集團有限公司（「集團公司」）— 通知於今天就由集團公司提出之委任臨時清盤人的申請而進行的聆訊中，法院頒令委任Ferrier Hodgson & Co.的兩位主管John Lees及Desmond Chiong為集團公司的臨時清盤人（「該委任」），即時生效。

截至本公佈的日期，本公司並不知道該委任對本公司的財務及營運情況有任何重大不良影響。儘管已有該委任，本公司將繼續如常運作本集團之業務。本公司將嘗試儘快與集團公司的臨時清盤人接觸，以要求臨時清盤人知會本公司任何有關集團公司而對本公司有影響的任何重大發展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司（「本公司」連同其附屬公司統稱「本集團」）董事會謹此公佈，本公司接獲中國有色金屬（香港）集團有限公司（「集團公司」）通知其已向香港特別行政區高等法院（「法院」）申請委任臨時清盤人，而該申請已於今早進行聆訊。法院頒令委任Ferrier Hodgson & Co.的兩位主管John Lees及Desmond Chiong為集團公司的臨時清盤人（「該委任」），即時生效。

集團公司為本公司之控股股東，並擁有本公司現有已發行股本約53.87%之權益。

截至本公佈的日期，本公司並不知道該委任對本公司的財務及營運情況有任何重大不良影響。儘管已有該委任，本公司將繼續如常運作本集團之業務。本公司將嘗試儘快與集團公司的臨時清盤人接觸，以要求臨時清盤人知會本公司有關集團公司而對本公司有影響的任何重大發展。

如有任何進一步重大發展，本公司將會再作公佈，知會股東及潛在投資者有關是次事件的進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零二年四月十日

ONFEM HOLDINGS LIMITED
(東方有色集團有限公司)

(於百慕達註冊成立之有限公司)

公佈

東方有色集團有限公司(「本公司」連同其附屬公司統稱「本集團」)董事會謹此公佈，本公司接獲本公司之控股股東 — 中國有色金屬(香港)集團有限公司(「集團公司」)— 通知於今天就由集團公司提出之委任臨時清盤人的申請而進行的聆訊中，法院頒令委任Ferrier Hodgson & Co.的兩位主管John Lees及Desmond Chiong為集團公司的臨時清盤人(「該委任」)，即時生效。

截至本公佈的日期，本公司並不知道該委任對本公司的財務及營運情況有任何重大不良影響。儘管已有該委任，本公司將繼續如常運作本集團之業務。本公司將嘗試儘快與集團公司的臨時清盤人接觸，以要求臨時清盤人知會本公司任何有關集團公司而對本公司有影響的任何重大發展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

東方有色集團有限公司(「本公司」連同其附屬公司統稱「本集團」)董事會謹此公佈，本公司接獲中國有色金屬(香港)集團有限公司(「集團公司」)通知其已向香港特別行政區高等法院(「法院」)申請委任臨時清盤人，而該申請已於今早進行聆訊。法院頒令委任Ferrier Hodgson & Co.的兩位主管John Lees及Desmond Chiong為集團公司的臨時清盤人(「該委任」)，即時生效。

集團公司為本公司之控股股東，並擁有本公司現有已發行股本約53.87%之權益。

截至本公佈的日期，本公司並不知道該委任對本公司的財務及營運情況有任何重大不良影響。儘管已有該委任，本公司將繼續如常運作本集團之業務。本公司將嘗試儘快與集團公司的臨時清盤人接觸，以要求臨時清盤人知會本公司有關集團公司而對本公司有影響的任何重大發展。

如有任何進一步重大發展，本公司將會再作公佈，知會股東及潛在投資者有關是次事件的進展。

本公司各股東及投資者於買賣本公司股份時務請審慎行事。

承董事會命
董事總經理
王幸東

香港，二零零二年四月十日